Reliance
Industries Limited

RECEIVED
2008 MAY -7 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002405

May 3, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	May 3, 2008	Media Release issued by the Company titled "Reliance Industries Announces Construction LOI with NOVA Chemicals".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
MAY 12 2008
THOMSON REUTERS

Encl: a/a

Reliance
Industries Limited

May 3, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance Industries Announces Construction LOI with NOVA Chemicals" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Reliance Industries Limited
Growth is Life

NOVA Chemicals

Reliance Industries Announces Construction LOI with NOVA Chemicals

Mumbai, 2nd May, 2008: Reliance Industries Limited today announced that the company has signed a letter of intent with NOVA Chemicals to form a joint venture in the area of building and construction. This proposed new joint venture between RIL and NOVA Chemicals, with RIL having 51% shareholding and NOVA Chemicals 49%, would be a technological partnership for deploying green building and construction technologies to design, engineer, fabricate and build a range of high-efficiency structures for the Indian sub-continent.

The LOI between RIL and NOVA envisages providing turnkey facilities to build structures for RIL needs as per its requirements, and for other customers initially within the Indian Subcontinent.

"India has a $60 billion construction market that is growing at about 20% per year. The potential for energy efficient buildings in India is very exciting and these systems are an excellent fit for Reliance Retail's strategy." said Mr. Kamal Nanavaty, President. Reliance Industries Limited.

"This new venture will enable us to work with Reliance to build a large, profitable business based on our proprietary Performance Styrenics building and construction systems," said Chris Pappas, NOVA Chemicals President and COO.

These unique building and construction systems and component parts, based on expandable polystyrene, minimize resource consumption while decreasing on-going energy demand by as much as a third. The components of the system include structural and non-structural roof, decking and wall panels.

The new venture is expected to be operational soon following finalization of formal agreements. Initial steps necessary to fabricate components in India are underway. The first activity of the venture will be the construction of buildings for Reliance Retail in India.

About NOVA Chemicals:

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care□. NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

About Reliance Industries Limited (RIL):

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs. 139,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit of Rs. 19,458 crore (US$ 4.9 billion) and net worth of Rs.81, 449 crore (US$ 20.30 billion) as of March 31, 2008.

RILis the first and only private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the Forbes Global list of world's 400 best big companies and in FT Global 500 list of world's largest companies.

About Reliance Retail Limited (RRL)

Reliance Retail Limited (RRL), a subsidiary of Reliance Industries Limited, opened its first retail store in November 2006 and today operates over 600 stores in over 59 cities, spanning 13 states with over 3.5 million Sq ft. RRL is a multi-format retailer that operates Reliance Fresh – a neighbourhood store concept, Reliance Digital – a Consumer Durables and Information Technology concept, Reliance Mart - a Hyper Market concept, Reliance Trends - an apparel specialty concept, Reliance Wellness – a health, wellness & beauty concept , Reliance iStore- an Apple specialty store concept, Reliance Footprint -a footwear concept, Reliance Jewels – a jewellery concept, Reliance Time-Out- a books, music & entertainment concept, Reliance Super- a Minimart concept and Reliance AutoZone – an automotive specialty concept.

Reliance Contacts:

Manu Kapoor
+91 99676 47999
manu.kapoor@ril.com

NOVA Chemicals Contact Person:

Greg Wilkinson
+1412.490.4166
Wilkinga@novachem.com

END